UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------
                                    FORM 11-K




(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                   For the fiscal year ended December 31, 2000

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

        For the transition period from            to
                                       ----------    ----------

                         Commission file number: 1-11756

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Pillowtex Corporation 401(k) Plan for Salaried Employees

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Pillowtex Corporation
                                  4111 Mint Way
                               Dallas, Texas 75237

                              PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                 Financial Statements and Supplemental Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                              PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                                Table of Contents

                                                                            Page

Independent Auditors' Report                                                   1

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999   2

Statements of Changes in Net Assets Available for Benefits -
     Years ended December 31, 2000 and 1999                                    3

Notes to Financial Statements                                                  4


Schedule
Schedule H, 4i - Schedule of Assets Held for Investment Purposes at
     End of Year - December 31, 2000                                          10

                          Independent Auditors' Report

The Employee Benefits Committee
Pillowtex Corporation 401(k) Plan for Salaried Employees:


We have audited the accompanying statements of net assets available for benefits of the Pillowtex Corporation 401(k) Plan for Salaried Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pillowtex Corporation 401(k) Plan for Salaried Employees as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

Charlotte, North Carolina
June 26, 2001

                              PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999


                    Assets                                    2000               1999
                                                         ----------------   ----------------
Investments, at fair value (notes 1 and 3):
    Mutual funds                                      $    54,729,396         52,788,782
    Common stock - Pillowtex Corporation                      128,702             65,781
    Participant loans                                       2,174,657          1,577,370
                                                         ----------------   ----------------
          Total investments                                57,032,755         54,431,933
                                                         ================   ================
Cash                                                          369,613            320,282
Receivables:
    Contributions (note 1)                                    244,051            170,306
    Accrued income                                                --              15,799
                                                         ----------------   ----------------
          Total receivables                                   244,051            186,105
                                                         ----------------   ----------------
          Net assets available for benefits           $    57,646,419         54,938,320
                                                         ================   ================

See accompanying notes to financial statements.

                              PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2000 and 1999

                                                                                      2000               1999
                                                                                  ----------------   ----------------
Additions to net assets attributed to:
     Investment income (notes 1 and 3):
       Net (depreciation) appreciation in fair value of investments             $       (886,048)       2,514,092
       Interest and dividends                                                          1,538,420        2,947,620
                                                                                  ----------------   ----------------
         Total investment income                                                         652,372        5,461,712
                                                                                  ----------------   ----------------
     Contributions (note 1):
       Participants                                                                    3,781,704        3,189,935
       Employer                                                                          996,877          744,712
                                                                                  ----------------   ----------------
         Total contributions                                                           4,778,581        3,934,647
                                                                                  ----------------   ----------------
     Other additions:
       Plan assets transferred in due to plan merger (note 1)                          7,851,573          274,147
       Other transfers (note 6)                                                               30           17,129
                                                                                  ----------------   ----------------
         Total additions                                                              13,282,556        9,687,635
                                                                                  ----------------   ----------------
Deductions from net assets attributed to:
     Benefits paid to participants                                                    10,437,341        6,329,980
     Other transfers (notes 1 and 6)                                                          --        7,492,788
     Administrative expenses                                                             137,116          209,343
                                                                                  ----------------   ----------------
         Total deductions                                                             10,574,457       14,032,111
                                                                                  ----------------   ----------------
         Net increase (decrease)                                                       2,708,099       (4,344,476)
Net assets available for benefits:
     Beginning of year                                                                54,938,320       59,282,796
                                                                                  ----------------   ----------------
     End of year                                                                  $   57,646,419       54,938,320
                                                                                  ================   ================

See accompanying notes to financial statements.

                              PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(1)    Description of the Plan
       The following description of the Pillowtex Corporation (the Company) 401(k) Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General
              The Plan is a defined contribution profit sharing plan covering all full-time salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              On November 14, 2000, the Company and substantially all of its domestic subsidiaries, including Fieldcrest Cannon, Inc., filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court ("Court") for the District of Delaware. Management of the Company is in the process of developing its plan of reorganization for submission to the Court for approval. In connection with this process, the possibility exists that the Court may terminate the Plan. In the event of a Plan termination, the net assets of the Plan would be distributed in accordance with the provisions of the Plan document. No provision for the above uncertainty has been made in the Plan's financial statements.

       (b)    Plan Amendment
              Effective January 1, 1999, the Plan was amended and restated to increase the maximum employee contribution percentage from 15% to 20%. In addition, the Plan appointed a new trustee and record keeper. Citibank, N.A. was succeeded by The Charles Schwab Trust Company (Schwab) as trustee and Mercer Associates was succeeded by Milliman & Robertson, Inc. as record keeper. Plan assets transferred to Schwab were transferred into funds comparable to those offered by Citibank. Two new investment fund choices were also added to the Plan.

       (c)    Plan Merger
              On January 1, 2000, the salaried participants of the Pillowtex Corporation 401(k) Plan were merged with the participants of the Pillowtex Fieldcrest Cannon 401(k) Plan for Salaried Employees. The merger resulted in the transfer of $7,851,573 of assets from the Pillowtex Corporation 401(k) Plan. The name of the new plan was changed to Pillowtex Corporation 401(k) Plan for Salaried Employees.

              Effective January 1, 1999, the salaried employees of the Dixie Group, Inc. 401(k) Retirement Savings Plan merged into the Plan, and all assets of the Dixie Plan were liquidated and transferred to the Trustee of the Plan.

                                       4                            (Continuned)

                             PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999

       (d)    Contributions
              Each year participants may contribute up to 20% of pre-tax annual compensation, as defined by the Plan. Participants may elect to invest their contributions in any of the available investment funds. Under the Tax Reform Act of 1986, a participating employee's annual contribution is limited to certain amounts as set forth by the Internal Revenue Code (IRC).

              The Company matches 70% of employee contributions up to 2% of participants' eligible compensation and 20% of employee contributions on the next 4% of eligible compensation. (2% prior to April 1, 2000 plan amendment.)

       (e)    Participant Accounts
              Each participant's account is credited with the participant's and Company's contributions and is allocated their share of Plan earnings and administrative expenses which are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

       (f)    Vesting
              A participant's matching Company contribution account balance became 100% vested if the participant was participating in the Plan on December 31, 1999 as a result of the Plan merger. Participants who enrolled in the Plan subsequent to this date are immediately vested in their contributions and in the Company's contributions plus actual earnings thereon over a four year period at 25% per year.

       (g)    Payment of Benefits
              Upon normal retirement at age 65, death, disability, early retirement or termination of employment, the participant's vested benefits are paid to the member employee or his beneficiary in the form of a lump-sum distribution.

       (h)    Participants' Loans
              A participant may borrow from his fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of his account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus 1%. Principal and interest are paid ratably through payroll deductions.

       (i)    Investment Options
              A participant may currently elect any of the following eight investment options:

              Schwab Institutional Advantage Money Market Fund - The fund seeks maximum current income by investing primarily in a diversified portfolio of high quality short-term debt securities of major U.S. banks and corporations.

                                       5                             (Continued)

                             PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999

              Strong Government Securities Fund - The fund seeks current income with moderate share-price fluctuation by investing primarily in U.S. Government obligations.

              Gabelli Westwood Balanced Fund - The fund seeks capital appreciation and current income by investing between 30% and 70% of assets in common stocks or convertible securities issued by seasoned companies with above-average historical earnings growth, or by smaller companies with outstanding potential for capital appreciation. It may invest the balance in investment-grade U.S. dollar or foreign currency-denominated debt. The fund invests at least 25% in fixed income senior securities and up to 25% in foreign securities.

              Vanguard Windsor II Fund - The fund seeks long-term growth of capital by investing primarily in undervalued stocks of medium and large companies, characterized by above-average dividend yields and below-average price/earnings ratios relative to the stock market.

              Neuberger Berman Partners Fund - The fund seeks capital growth by investing primarily in common stocks of established companies with management focusing on securities that it believes are undervalued based on low price/earnings ratios, consistent cash flow, and support from asset values.

              INVESCO Dynamics Fund - The fund seeks capital appreciation by investing primarily in common stocks of domestic companies with management emphasizing short-term factors when selecting securities, including current information about a company, investor interest, price movements of the company's securities, general market and monetary conditions.

              GAM International Fund - The fund seeks long-term capital appreciation by investing at least 65% of assets in securities issued in at least three foreign countries. It invests primarily in equity securities but may also invest up to 5% of assets in debt securities.

              Common Stock - Pillowtex Corporation - Pillowtex Corporation is the parent company of Fieldcrest Cannon, Inc. Pillowtex Common Stock was publicly traded on the New York Stock Exchange ("NYSE"). On November 14, 2000, after the NYSE suspended trading in the Common Stock, the Common Stock began trading on the over-the-counter electronic bulletin board (the "OTCBB") under the symbol "PTEXQ.OB." During the period from the time trading commenced on the OTCBB to the last day of Pillowtex's fiscal year 2000, the reported bid price for the Common Stock on the OTCBB ranged from a high of $0.625 to a low of $0.25. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. Effective November 14, 2000, Pillowtex Common Stock was no longer an investment option for new contributions or transfers from other funds.

                                       6                             (Continued)

                             PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(2)    Summary of Accounting Policies
       (a)    Basis of Accounting
              The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

       (b)    Investment Valuation and Income Recognition
              The Plan's investments in mutual funds and common stock are stated at fair value. The mutual fund investments are valued at quoted market prices which represent the asset values of shares held by the Plan at year end.

              The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (c)    Administrative Expenses
              Administrative expenses include trustee and investment manager fees which are distributed from Plan assets by the Trustee. Certain other administrative expenses of the Plan are paid by the Company including accounting, legal and audit fees and other administrative services.

       (d)    Use of Estimates
              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.

       (e)    Benefit Payments
              Benefits are recorded when paid.

       (f)    Reclassifications
              Uninvested amounts of cash have been reclassified from investments in 1999 to conform with the 2000 presentation.

       (g)    New Accounting Pronouncements
              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.


                                   7                                 (Continued)

                             PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(3)    Investments
       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999.

       Investments as of December 31, 2000 and 1999 are summarized as follows:


                                                                                  2000                1999
                                                                            -----------------   -----------------
Investments at fair value:
    Schwab Institutional Advantage Money Market Fund                     $      9,955,245    *     10,083,243    *
    Strong Government Securities Fund                                           2,236,084           3,013,754    *
    Gabelli Westwood Balanced Fund                                             10,455,783    *      9,955,462    *
    Vanguard Windsor II Fund                                                   13,002,607    *     15,115,527    *
    Neuberger Berman Partners Fund                                              4,088,150    *      2,590,509
    INVESCO Dynamics Fund                                                      14,623,703    *     11,546,648    *
    GAM International Fund                                                        367,824             483,639
    Common stock - Pillowtex Corporation                                          128,702              65,781
    Participant loans                                                           2,174,657           1,577,370
                                                                            -----------------   -----------------
                                                                         $     57,032,755          54,431,933
                                                                            =================   =================

*Represents 5% or more of total net assets available for benefits.

       The components of net appreciation (depreciation) in fair value of investments for the year ended December 31, 2000 and 1999 and reported by the Plan Trustee are as follows:

                                                                                  2000                1999
                                                                             -----------------  -----------------
Net (depreciation) appreciation in fair value of investments:
    Mutual funds                                                         $        587,637           2,729,137
    Common stock - Pillowtex Corporation                                       (1,473,685)           (215,045)
                                                                            -----------------   -----------------
                                                                         $       (886,048)          2,514,092
                                                                            =================   =================


(4)    Plan Termination
       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become vested to the extent of the balance in their account.

                                   8                                 (Continued)

                             PILLOWTEX CORPORATION
                       401(k) PLAN FOR SALARIED EMPLOYEES

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(5)    Income Tax Status
       The Internal Revenue Service has determined and informed the Company by a letter dated February 18, 1997, that the Plan and the related trust are designed in accordance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's management believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

(6)    Other Transfers
       Assets are transferred between the Plan and the Pillowtex Corporation 401(k) Plan for Hourly Employees for participants who have transferred between the hourly and salaried payrolls of the Company.

(7)    Related Party Transactions
       Certain Plan investments are shares of common stock of Pillowtex Corporation and units of a money market fund managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

                                   9                                 (Continued)

                         PILLOWTEX CORPORATION
                  401(k) PLAN FOR SALARIED EMPLOYEES

 Schedule H, 4i - Schedule of Assets Held for Investment Purposes at End of Year
                           December 31, 2000


                                                            Description of              Units/              Current
                 Identity of issue                            investments               shares               value
-----------------------------------------------------   ------------------------   -----------------   ------------------
Schwab Institutional Advantage Money
    Market Fund*                                           Money market fund           9,955,245     $      9,955,245
Strong Government Securities Fund                             Mutual fund                211,151            2,236,084
Gabelli Westwood Balanced Fund                                Mutual fund                899,809           10,455,783
Vanguard Windsor II Fund                                      Mutual fund                478,037           13,002,607
Neuberger Berman Partners Fund                                Mutual fund                186,418            4,088,150
INVESCO Dynamics Fund                                         Mutual fund                615,217           14,623,703
GAM International Fund                                        Mutual fund                 18,373              367,824
Common stock - Pillowtex Corporation*                        Common stock                459,648              128,702
Participant loans* **                                    Loans to participants               --             2,174,657
                                                                                                       ------------------
          Total investments                                                                          $     57,032,755
                                                                                                       ==================

*Party-in-interest
** Interest rates ranged from 6.7% to 10.5% during 2000.
See accompanying independent auditors' report.

                                   SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee which administers the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                PILLOWTEX CORPORATION 401(K) PLAN

                                By Employee Benefits Committee Appointed
                                Pursuant to the Plan:

Date:    June 28, 2001          /s/ Donald Mallo
                                --------------------------------------------
                                Donald Mallo, Committee Member

Date:    June 28, 2001          /s/ Janet F. Earnhardt
                                --------------------------------------------
                                Janet F. Earnhardt, Committee Member

Date:    June 28, 2001          /s/ Pat Ruiz
                                --------------------------------------------
                                Pat Ruiz, Committee Member

Date:    June 28, 2001          /s/ Henry T. Pollock
                                --------------------------------------------
                                Henry T. Pollock, Committee Member

Date:    June 28, 2001          /s/ John F. Sterling
                                --------------------------------------------
                                John F. Sterling, Committee Member

Date:    June 28, 2001          /s/ Nicole Hale
                                ---------------------------------------------
                                Nicole Hale, Committee Member

                                  Exhibit Index


   Exhibit
   Number                     Document Description
   ------                     --------------------

     23.1                Consent of Independent Auditors